UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs 8 Production Sharing Contracts in Côte d’Ivoire

—

Rio de Janeiro, September 17, 2026 – Petróleo Brasileiro S.A. – Petrobras, further to the press release issued on June 4, 2025, informs that its wholly-owned subsidiary Petrobras Netherlands B.V. (PNBV) has signed, with the Republic of Côte d’Ivoire and PETROCI Holding, Production Sharing Contracts (PSCs) for eight offshore exploration blocks located in the Republic of Côte d’Ivoire.

The PSCs cover the offshore blocks CI-513, CI-600, CI-601, CI-602, CI-603, CI-605, CI-701 and CI-702. Petrobras, through PNBV, will hold a 90% interest in the blocks as operator, while PETROCI Holding will hold the remaining 10% interest.

The contracts secure Petrobras’ participation in high-potential exploration areas along the African equatorial margin.

This initiative is aligned with Petrobras’ strategy of replenishing its oil and gas reserves through the exploration of new frontiers, both in Brazil and abroad, as set out in its Business Plan. The assessment of new opportunities seeks to diversify the company’s exploration portfolio, promoting value creation and the long-term sustainability of its business.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer